# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Electrovaya Inc., CIK 0001844450
CUSIP: 28617B606
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 6688 KITIMAT ROAD, MISSISSAUGA, Ontario Canada (A6), L5N 1P8
Date of event which requires filing of this statement: 12/17/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- Lytton, Laurence W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,443,309; shared voting power 0; sole dispositive power 2,443,309; shared dispositive power 0; aggregate amount beneficially owned 2,443,309 (6.2% of the class)
  Comment: Percentage calculated based on 34,137,665 Common Shares outstanding on September 30, 2024, as reported in the Form 6-K/A filed by the Issuer on December 17, 2024, and 5,175,000 Common Shares issued by the Issuer on December 18, 2024, as reported in the Form 6-K filed by the Issuer on December 18, 2024.

## Item 1. Issuer
Name of issuer: Electrovaya Inc.
Address of issuer's principal executive offices: 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,443,309
Percent of class: 6.2%
Sole power to vote or to direct the vote: 2,443,309
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,443,309
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lytton, Laurence W.: /s/ Laurence W. Lytton, Reporting person (12/19/2024)